UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-41770

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Veralto Corporation & Subsidiaries Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Veralto Corporation
225 Wyman Street, Suite 250
Waltham, Massachusetts 02451
781-755-3655

VERALTO CORPORATION & SUBSIDIARIES SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024 AND 2023
AND FOR THE YEAR ENDED DECEMBER 31, 2024,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2024 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

VERALTO CORPORATION & SUBSIDIARIES SAVINGS PLAN
INDEX
FORM 11-K

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023		2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024		3
Notes to Financial Statements as of December 31, 2024 and 2023		4

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024		9

SIGNATURE		14

EXHIBIT

Exhibit Number	Exhibit Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	15

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Veralto Corporation & Subsidiaries Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Veralto Corporation & Subsidiaries Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2024.
Boston, Massachusetts
May 27, 2025

VERALTO CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 AND 2023
($ in millions)

	2024	2023
ASSETS
Investments, at fair value	$1,166.1	$1,013.2
Receivables:
Employer contributions	3.6	3.2
Notes receivable from participants	11.0	9.7
Total receivables	14.6	12.9
Total assets	1,180.7	1,026.1
NET ASSETS AVAILABLE FOR BENEFITS	$1,180.7	$1,026.1
See the accompanying Notes to the Financial Statements.

VERALTO CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024
($ in millions)

ADDITIONS
Contributions:
Participant	$55.6
Rollovers	9.8
Employer	39.2
Total contributions	104.6
Investment income:
Net appreciation in the fair value of investments	142.0
Interest and dividend income	4.3
Total investment income	146.3
Interest income on notes receivable from participants	0.8
Total additions	251.7
DEDUCTIONS
Benefit payments	(99.8)
Administrative expenses	(0.6)
Total deductions	(100.4)
NET INCREASE PRIOR TO PLAN TRANSFERS	151.3
NET TRANSFERS INTO PLAN	3.3
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	154.6
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,026.1
End of year	$1,180.7
See the accompanying Notes to the Financial Statements.

VERALTO CORPORATION & SUBSIDIARIES SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023

NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Veralto Corporation & Subsidiaries Savings Plan (the "Plan") provides only general information. Participants should refer to the formal legal documents of the Plan and the summary plan description for a more complete description of the Plan's provisions and a full explanation of all limitations, adjustments and special cases in the Plan.
General
Veralto Corporation ("Veralto" or the "Company" or the "Plan Sponsor") is a global leader in essential water and product quality solutions dedicated to Safeguarding the World’s Most Vital ResourcesTM. Veralto is a Delaware corporation and was incorporated in 2022 in connection with the separation from Danaher Corporation (“Danaher” or “Former Parent”) on September 30, 2023 (the “Separation”), the first day of its fiscal fourth quarter.
Prior to the Separation, certain Veralto employees participated in the Danaher Corporation & Subsidiaries Savings Plan (the "Danaher Plan"). On September 29, 2023, the account balances of Veralto employees participating in the Danaher Plan were transferred into the Plan. As a result, Plan assets of approximately $933.1 million, including $9.4 million of notes receivable from participants, were transferred from the Danaher Plan into the Plan.
The Plan is a defined contribution plan established for eligible full-time and part-time U.S.-based employees, or employees outside of the U.S. as expatriates paid through U.S. payroll, of Veralto, effective September 30, 2023. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and is administered through the trustee, Fidelity Management Trust Company ("Fidelity" or the "Plan Administrator"). Significant provisions related to contributions, benefit payments, and investments are provided below.
Effective January 1, 2024, the Plan was amended to increase the involuntary cash-out limit from $5,000 to $7,000 for plan distributions. The Plan was also amended to make certain clarifying language changes for the purpose of aligning the terms of the Plan with its consistent administrative practices.
Company Stock Fund
The Plan invests in common stock of the Company through the Veralto Corporation Stock Fund (the "Company Stock Fund"). The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.
Contributions
Eligible participants may contribute up to 75% of their eligible compensation (traditional pre-tax, Roth after-tax or combined basis), up to applicable IRS limits. Employee contributions and the earnings or losses thereon are fully vested at all times.
The Company immediately matches 100% of each dollar contributed by participants (traditional pre-tax, Roth after-tax or combined basis) on the first 3% of eligible pay plus 50% of each dollar contributed on the next 2% of eligible pay for employees. These matching contributions are considered "safe harbor" matching contributions and are made to participant accounts each payroll period. Participants are fully vested in the value of the "safe harbor" matching contributions.
In addition to the Company's matching contributions, after certain participants complete one year of continuous service, the Company may make additional retirement contributions on behalf of the participants. This discretionary Company retirement contribution may equal up to 2% of eligible participants' eligible pay and is contributed each payroll period to participant accounts.
In addition, for participants that are active on the last day of the Plan year and have annual earnings that exceed the Social Security wage base for the Plan year, an additional retirement contribution of annual eligible earnings above the Social Security wage base and below the maximum eligible wages as determined by the IRS each year may be contributed by the Company to participants' accounts subsequent to the Plan year end. For the year ended December 31, 2024, an additional retirement contribution of 2% of annual eligible earnings, as described above, was contributed by the Company.
The Company's discretionary retirement contributions are determined at the discretion of the Plan Sponsor. With respect to all discretionary retirement contributions, participants generally become fully vested on the earlier of the date of completion of three years of service, retirement at or after age 65, complete disability or death.
Benefit Payments
Participants who attain normal retirement age shall be entitled to payment of the balance in their account. Participants who remain employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. Participants are required to begin receiving distributions no later than the April 1 following the later of the year in which they retire from the Company or the year in which the participant turns age 73.
The beneficiary or beneficiaries of deceased participants shall be entitled to payment of the participants' account balance within a reasonable period of time after the participants' death.
Upon total and permanent disability, participants shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.
Upon participants' termination of employment for reasons other than as specified above, participants are entitled to payment of their vested account balance. If the vested value of the participants' account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participants' Roth balances or non-Roth balances is greater than $1,000 and does not exceed $7,000, the Plan Administrator will automatically roll over the Roth balances or non-Roth balances to a separate Fidelity IRA. If the vested value of the participants' account is more than $7,000, the participant must contact the Plan Administrator to request a distribution.
Eligible participants may request a withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties. Different withdrawal rules apply to different Plan accounts.
Notes Receivable from Participants
Participants may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participants' vested account balance or $50,000 reduced by the participants' highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions. No allowance for credit loss has been recorded as of December 31, 2024 and 2023, respectively.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor contributions, employer retirement contributions and an allocation of Plan earnings or losses, and is charged quarterly with administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of contributions into various options offered by the Plan.
Administrative Expenses
The Plan’s administrative expenses are paid by the Plan, by debiting the forfeited account, fees account or each participant's account, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate.

Unallocated Accounts
As December 31, 2024 and 2023, unallocated non-vested accounts, including forfeited amounts, totaled $0.3 million and $0.2 million, respectively. These will be used to reduce future employer contributions and to pay administrative expenses.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If participants cease to make loan repayments and have reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund. Net appreciation includes the Plan's gains and losses on the investments bought, sold and held during the year.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows.
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation.
•Level 3 inputs are unobservable inputs based on the Plan’s assumptions. A financial asset’s or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The fair values of the Plan's investments as of December 31, 2024, by asset category were as follows ($ in millions):

	Measured at Net Asset Value(1)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$—	$1.4	$—	$—	$1.4
Common stock	—	328.6	—	—	328.6
Mutual funds	—	38.9	—	—	38.9
Corporate bonds	—	—	0.3	—	0.3
Self-directed brokerage account	—	92.6	—	—	92.6
Common/collective trusts	704.3	—	—	—	704.3
Total investments, at fair value	$704.3	$461.5	$0.3	$—	$1,166.1
The fair values of the Plan's investments as of December 31, 2023, by asset category were as follows ($ in millions):

	Measured at Net Asset Value(1)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$—	$1.3	$—	$—	$1.3
Common stock	—	292.6	—	—	292.6
Mutual funds	—	30.2	—	—	30.2
Corporate bonds	—	—	0.2	—	0.2
Self-directed brokerage account	—	66.0	—	—	66.0
Common/collective trusts	622.9	—	—	—	622.9
Total investments, at fair value	$622.9	$390.1	$0.2	$—	$1,013.2
(1) In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient (the "NAV") have not been classified in the fair value hierarchy. These investments, consisting of common collective trusts, are valued using the NAV provided by the Trustee. The NAV is based on the underlying investments held by the fund that are traded in the active market, less its liabilities. These investments can be redeemed in the near-term.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.
Money market funds, common stock and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
Corporate bonds that are not traded on an active market are valued at quoted prices reported by investment brokers and dealers based on the underlying terms of the security and comparison to similar securities traded on an active market.
The self-directed brokerage consists of common stock, bonds, mutual funds and exchange-traded funds ("ETFs"), which are valued at the last reported sales price on the last business day of the year.

Investment units in the common/collective trusts are valued at the current NAV. The NAV as reported by the Trustee is used as a practical expedient to estimate fair value, which is based on the fair value of the underlying assets in the trust, less its liabilities.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 4. TAX STATUS OF THE PLAN
The Plan received a determination letter from the Internal Revenue Service ("IRS") dated April 28, 2025 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, its related trust is exempt from taxation. The Plan sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan and the related trust is tax-exempt.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.
NOTE 5. RELATED PARTY TRANSACTIONS AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, therefore, these qualify as party in interest transactions.
Additionally, as of December 31, 2024 and 2023, the Plan invested in 0.3 million and 0.2 million shares, respectively of Veralto common stock as part of the Veralto Corporation Stock Fund.

SUPPLEMENTAL SCHEDULE

Veralto Corporation & Subsidiaries Savings Plan
EIN: 92-1941413, Plan No. 001
FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
Money Market Fund
*	Fidelity® Investments Money Market Government Portfolio Class I	1,248,311	units	**	$1,427,287
					$1,427,287
Common/Collective Trusts
*	Fidelity Managed Income Portfolio II Class 2	44,079,091	units	**	$44,079,091
*	American Beacon Small Cap Value Fund	969,047	units	**	20,834,403
	DoubleLine Core Plus Fixed Income Fund Class 1	1,487,395	units	**	17,848,746
*	Goldman Sachs GQG Partners International Opportunities Fund Class A	1,010,766	units	**	16,222,792
*	WTC CIF II Select Leaders Collective Investment Trust Series 2	2,168,041	units	**	27,642,521
	Geneva Small Cap Growth Collect Fund Class C	1,870,568	units	**	20,647,892
*	BlackRock MSCI ACW Ex-US IM Non-Lendable Fund	926,251	units	**	19,828,249
*	BlackRock Equity Index Non-Lendable Fund	2,276,154	units	**	121,186,556
*	BlackRock Russell 2500 Index Non-Lendable Fund	482,661	units	**	16,767,438
*	BlackRock US Debt Index Non-Lendable Fund	960,824	units	**	11,422,083
*	BlackRock LifePath® Index Retirement Fund Institutional Shares	3,505,165	units	**	52,299,520
*	BlackRock LifePath® Index 2030 Fund Institutional Shares	3,498,797	units	**	61,449,027
*	BlackRock LifePath® Index 2035 Fund Institutional Shares	3,684,014	units	**	70,139,569
*	BlackRock LifePath® Index 2040 Fund Institutional Shares	2,483,403	units	**	50,878,973
*	BlackRock LifePath® Index 2045 Fund Institutional Shares	2,481,475	units	**	53,937,095
*	BlackRock LifePath® Index 2050 Fund Institutional Shares	1,932,542	units	**	43,447,806
*	BlackRock LifePath® Index 2055 Fund Institutional Shares	1,497,549	units	**	33,975,485
*	BlackRock LifePath® Index 2060 Fund Institutional Shares	698,435	units	**	15,845,670
*	BlackRock LifePath® Index 2065 Fund Institutional Shares	354,837	units	**	5,889,164
					$704,342,080
Registered Investment Companies (Mutual Funds)
	Dodge & Cox International Stock Fund	325,106	shares	**	$16,222,792

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	PIMCO Total Return Fund Institutional Class	2,104,805	shares	**	17,848,746
	Dreyfus Government Cash Management Institutional	874,615	shares	**	874,615
	PIMCO Inflation Response Multi-Asset Fund Institutional	481,020	shares	**	3,920,309
					$38,866,462
Common Stock
	Advanced Micro Devices Inc	513	shares	**	$61,965
	Air Products & Chemicals Inc	4,771	shares	**	1,383,781
	Alphabet Inc Class A	10,705	shares	**	2,026,457
	Alphabet Inc Class C	50,005	shares	**	9,522,952
	Altria Group Inc	12,946	shares	**	676,946
	Amazon.com Inc	60,561	shares	**	13,286,478
	Apple Inc	64,729	shares	**	16,209,436
	ASML Holding NV NY	1,728	shares	**	1,197,642
	AstraZeneca PLC Spons ADR	1,186	shares	**	77,707
	Atlassian Corp PLC Class A	374	shares	**	91,024
	Adyen BV	183	shares	**	262,971
	Berkshire Hathaway Inc Class B	3,146	shares	**	1,426,019
	BILL Holdings Inc	2,761	shares	**	233,884
	BlackRock Inc	1,403	shares	**	1,438,229
	Broadcom Inc	12,600	shares	**	2,921,184
	Carvana Co Cl A	12,855	shares	**	2,614,193
	Chevron Corp	5,266	shares	**	762,728
	Chipotle Mexican Grill Inc	22,676	shares	**	1,367,363
	Chubb Ltd	5,204	shares	**	1,437,865
	Cincinnati Financial Corp	4,986	shares	**	716,488
	Cintas Corp	1,712	shares	**	312,783
	Cisco Systems Inc	14,606	shares	**	864,675
	Colgate-Palmolive Co	5,751	shares	**	522,823
	Comcast Corp Cl A	12,773	shares	**	479,371
	Confluent Inc	4,212	shares	**	117,768
	Constellation Energy Corp	4,756	shares	**	1,063,965
	CrowdStrike Holdings Inc	1,200	shares	**	410,592

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Crown Castle Inc	5,774	shares	**	524,048
*	Danaher Corp	501,676	shares	**	115,159,726
	Datadog Inc Cl A	1,810	shares	**	258,631
	Diageo PLC Spon ADR	4,733	shares	**	601,706
	Dollar General Corp	778	shares	**	58,988
	Dominion Energy Inc	15,831	shares	**	852,658
	DoorDash Inc	3,450	shares	**	578,738
	Elevance Health Inc	980	shares	**	361,522
	Eli Lilly & Co	5,828	shares	**	4,499,216
	Fastenal Co	10,988	shares	**	790,147
	Fidelity Natl Inform Svcs Inc	12,646	shares	**	1,021,417
	Fiserv Inc	1,747	shares	**	358,869
	Fortinet Inc	450	shares	**	42,516
	GE Aerospace	5,842	shares	**	974,387
	GE Vernova Inc	1,201	shares	**	395,045
	Goldman Sachs Group Inc	1,171	shares	**	670,538
	Humana Inc	1,444	shares	**	366,357
	Intuit Inc	1,518	shares	**	954,063
	Intuitive Surgical Inc	4,693	shares	**	2,449,558
	Johnson & Johnson	6,253	shares	**	904,309
	Lam Research Corp	640	shares	**	46,227
	Linde plc	1,266	shares	**	530,036
	Lowes Cos Inc	4,661	shares	**	1,150,335
	Lululemon Athletica Inc	707	shares	**	270,364
	Marsh & McLennan Cos Inc	2,907	shares	**	617,476
	Mastercard Inc Cl A	6,792	shares	**	3,576,463
	Merck & Co Inc New	8,643	shares	**	859,806
	Meta Platforms Inc Cl A	16,251	shares	**	9,515,123
	Microsoft Corp	44,821	shares	**	18,892,052
	Mondelez Intl Inc	4,232	shares	**	252,777
	MongoDB Inc Cl A	547	shares	**	127,347
	Monolithic Power Sys Inc	1,003	shares	**	593,475

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Morgan Stanley	5,600	shares	**	704,032
	MSCI Inc	59	shares	**	35,401
	Nestle SA Reg ADR	6,163	shares	**	503,517
	Netflix Inc	3,539	shares	**	3,154,381
	Nike Inc Cl B	448	shares	**	33,900
	Nintendo Ltd ADR	67,964	shares	**	994,313
	Norfolk Southern Corp	4,654	shares	**	1,092,294
	Northrop Grumman Corp	1,694	shares	**	794,977
	NVIDIA Corp	138,458	shares	**	18,593,525
	Old Dominion Freight Lines Inc	2,171	shares	**	382,964
	Paychex Inc	6,457	shares	**	905,401
	Philip Morris Intl Inc	10,936	shares	**	1,316,148
	Procter & Gamble Co	2,600	shares	**	435,890
	Progressive Corp Ohio	5,287	shares	**	1,266,818
	Roper Technologies Inc	1,496	shares	**	777,696
	Ross Stores Inc	4,583	shares	**	693,270
	S&P Global Inc	1,228	shares	**	611,581
	Schlumberger Ltd	7,802	shares	**	299,129
	Schwab Charles Corp	20,464	shares	**	1,514,541
	Sea Ltd ADR	4,905	shares	**	520,421
	ServiceNow Inc	3,307	shares	**	3,505,817
	Sherwin Williams Co	1,628	shares	**	553,406
	Shopify Inc Cl A	10,824	shares	**	1,150,916
	Snowflake Inc Cl A	112	shares	**	17,294
	Starbucks Corp	9,299	shares	**	848,534
	Stryker Corp	2,193	shares	**	789,590
	Synopsys Inc	2,456	shares	**	1,192,044
	Taiwan Semic Mfg Co Ltd Sp ADR	3,530	shares	**	697,140
	TE Connectivity Ltd	9,484	shares	**	1,355,927
	Tesla Inc	12,105	shares	**	4,888,483
	Texas Instruments Inc	7,698	shares	**	1,443,452
	The Booking Holdings Inc	291	shares	**	1,445,810

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Thermo Fisher Scientific Inc	1,849	shares	**	961,905
	TJX Companies Inc New	5,297	shares	**	639,931
	T-Mobile Us Inc	6,906	shares	**	1,524,361
	TransDigm Group Inc	316	shares	**	400,460
	United Parcel Service Inc Cl B	5,050	shares	**	636,805
	UnitedHealth Group Inc	4,077	shares	**	2,062,391
*	Veralto Corp	350,876	shares	**	35,736,720
	Visa Inc Cl A	13,785	shares	**	4,356,611
	Zoetis Inc Cl A	124	shares	**	20,203
					$328,599,208
Corporate Debt
	Carvana Co PIK VAR 12/01/2028 144A	5.88%	12/1/2028	**	$56,448
	Carvana Co PIK VAR 06/01/2030 144A	10.25%	6/1/2030	**	102,539
	Carvana Co PIK VAR 06/01/2031 144A	9.00%	6/1/2031	**	133,642
					$292,629
Self-Directed Brokerage Account
*	Brokeragelink	Combination of common stock, bonds, mutual funds, and ETFs		**	$92,613,873

Participant Loans
*	Participant loans	Interest rate ranges from 4.25% to 9.50% with maturity at various dates			$11,004,085

Total Investments (Held at End of Year)					$1,177,145,624

*	Party-in-Interest.
**	Historical cost not required to be presented as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VERALTO CORPORATION & SUBSIDIARIES SAVINGS PLAN

May 27, 2025	By:	/s/ Pilar Morales
Pilar Morales
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm